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                                                                  EXHIBIT (a)(6)



                        ADDENDUM FOR EMPLOYEES IN CANADA

SECURITIES INFORMATION

                  Any new options which may be granted to you pursuant to the terms of the exchange offer may be conditioned on obtaining necessary approvals or exemptions from the applicable securities regulatory authorities. Although we do not anticipate any difficulty in obtaining the necessary approvals or exemptions, it is possible that the new options will not be granted until such time as such approvals or exemptions are obtained which could affect the exercise price of the options. In addition, the new options will be subject to any conditions imposed by the securities regulatory authorities.

TAX INFORMATION

                  This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

                  It is not clear whether the grant of new options and the cancellation of eligible options and required options pursuant to the terms of the exchange offer will be a taxable event under the Income Tax Act (Canada). It is possible that you will be required to include the value of the new options in your income and you may not be able to add this income to your cost basis in the new options. Additionally, it is possible that the favorable 50% tax deduction and deferral provisions applicable to option exercises may not be available for the new options.